CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY


Pursuant to order of the Securities and Exchange Commission dated June 30, 1997 in the matter of File No. 70-8949.

       Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

       1. A Loan Agreement dated as of September 1, 2002 was made and entered into by and between the Company and the Mississippi Business Finance Corporation (the "MBFC"), and all transactions relating thereto (including the issuance by the Company of its promissory note dated September 26, 2002 in the principal amount of $13,000,000 pursuant thereto) were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

       2. A Loan Agreement dated as of September 1, 2002 was made and entered into by and between the Company and the Development Authority of Monroe County (Georgia) (the "Authority"), and all transactions relating thereto (including the issuance by the Company of its promissory note dated September 26, 2002 in the principal amount of $42,000,000 pursuant thereto) were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

       3.     Filed herewith are the following exhibits.

                  Exhibit  A - Loan Agreement between the MBFC and the Company, dated as of September 1, 2002.

                  Exhibit  B - Loan Agreement between the Authority and the
                               Company, dated as of September 1, 2002.

                  Exhibit  C - Trust Indenture of the MBFC, dated as of
                               September 1, 2002.

                  Exhibit  D - Trust Indenture of the Authority, dated as of
                               September 1, 2002.

                  Exhibit  E - Promissory Note of the Company to the MBFC, dated
                               September 26, 2002.

                  Exhibit  F - Promissory Note of the Company to the Authority,
                               dated September 26, 2002.


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                  Exhibit  G - Opinion of Beggs & Lane dated October 4, 2002.


Dated: October 4, 2002                     GULF POWER COMPANY


                                           By /s/Wayne Boston
                                                Wayne Boston
                                            Assistant Secretary